

July 6, 2011

Via E-mail
Steve Filton
Chief Financial Officer
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

> **Re:** **Universal Health Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2011**
> **File No. 001-10765**

Dear Mr. Filton:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2010

Notes to Consolidated Financial Statements

6) Income Taxes, page 123

1. Tell us why you disclose a separate effective income tax rate (for example, 39.8% in 2010) representing the rate of the provision for income taxes to income from continuing operations before income taxes minus net income attributable to noncontrolling interests, and what this rate represents. If, presumably, the provision for income taxes includes tax on income from continuing operations before income taxes attributable to both UHS and noncontrolling interests, it is not clear what this rate represents. Further, if presumably,

net income attributable to noncontrolling interests is net of income tax, it is not clear why it is being subtracted from income from continuing operations before income taxes to arrive at the rate.

2. Refer to the tabular reconciliation of unrecognized tax benefits, and tell us if the captions "Gross amount of increase and decrease" are reporting increases and decreases net. Provide us proposed disclosure to be included in future periodic reports to clarify that amounts are not net or, if the amounts are net, to disaggregate them to report gross amounts of increases and gross amounts of decreases in accordance with ASC 740-10-50-15. See also the example at ASC 740-10-55-217.

8) Commitments and Contingencies
Virginia Department of Medical Assistance Services Recoupment Claims, page 133

3. Please provide us proposed disclosure to be included in future periodic reports that quantifies the Medicaid repayment requested by Virginia Department of Medical Assistance and that provides the amount or range of reasonably possible loss as required by ASC 450-20-50-4.b. Also, tell us your accounting treatment for these claims and provide us an analysis supporting your treatment with reference to ASC 450-20.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 24

4. On page 30, you disclose that with respect to the cash bonus for Ms. Osteen, 75% is based on the achievement of divisional specified income targets, and for Mr. Wright, 75% is based on the achievement of specified operating income targets of designated acquired facilities and profitability of third-party hospital construction contracts. In a letter dated June 12, 2009, you state "we will plan to include disclosure of the divisional performance criteria and actual performance achieved in our Proxy Statement to be filed in April 2010." However, you have not disclosed the divisional performance criteria and actual performance achieved in your 2010 or 2011 Proxy Statement. Please amend your annual report on Form 10-K to disclose the following:

- For Ms. Osteen, the divisional specified income targets that were established and communicated, quantified to the extent applicable, the evaluation and level of achievement of the divisional specified income targets and any other factors that were considered that modified the actual cash bonus awarded; and

- For Mr. Wright, the evaluation and level of achievement of the specified operating income targets of designated acquired facilities and profitability of third-party hospital construction contracts and any other factors that were considered that modified the actual cash bonus awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant